[Gasco Letterhead]
June 22, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Gasco Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 4, 2009
File No. 1-32369
Ladies and Gentlemen:
     Set forth below are the responses of Gasco Energy Inc., a Nevada corporation (“Gasco,” the “Company,” “we,” “our” or “us”), to comments (the “Comments”) received from Sandy Eisen of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2009, with respect to the Company’s (i) Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 4, 2009, File No. 001-32369, (ii) Definitive Proxy Statement on Schedule 14A filed April 9, 2009, File No. 001-32369, and (iii) Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 4, 2009, File No. 001-32369.
     For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to the Comments in future filings.
Form 10-K for the Fiscal Year Ended December 31, 2008
Principal Products or Services and Markets, page 1
1.	We note that the percentage of oil and gas revenues attributable to ConocoPhillips and Anadarko was 68% and 21%, respectively. Please file any material contracts with these customers as exhibits.

RESPONSE: Our natural gas purchase and sale contracts with ConocoPhillips and Anadarko are industry-standard, form master agreements terminable by either party on

United States Securities and Exchange Commission
June 22, 2009

written notice of 30 days or more. Sales of natural gas under these contracts are made pursuant to separate confirmations setting forth the details of such purchases, which confirmations are executed in the normal course of business. As we do not believe that the loss of either referenced customer would have a material adverse affect on our business, financial condition or results of operations, we respectfully submit that the natural gas purchase and sales contracts with ConocoPhillips and Anadarko (including the related confirmations) are not material and therefore not required to be filed under Item 601(b)(10) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A filed April 9, 2009
2.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

RESPONSE: We hereby confirm that we will comply with the following Comments provided by the Commission and will revise our disclosure to address such matters in the manner described herein, as applicable, in all future filings.
Annual Cash Bonus Awards, page 18
3.	We note that in determining the annual cash bonus awards the compensation committee focuses on earnings, the return on shareholders’ equity, the growth in proved oil and gas reserves and the successful completion of specific projects. Please tell us whether you used quantitative targets to determine your named executive officers’ incentive compensation. If so, disclose the actual quantitative targets used to determine such compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: We hereby affirm that we do not use quantitative targets to determine our named executive officers’ incentive compensation.

We hereby confirm that we will affirmatively state that we do not use quantitative targets to determine our named executive officers’ incentive compensation or will otherwise disclose any quantitative targets used to determine such compensation in compliance with Item 402(b) of Regulation S-K, as applicable, in all future filings.

United States Securities and Exchange Commission
June 22, 2009

Grants of Plan Based Awards, page 22
4.	We note your statement in footnote one to the grants of plan based awards table that the exercise price of the option awards is equal to or below the closing market price per share on the grant date. To the extent that such exercise price was less than the closing market price on the grant date, please provide a separate, adjoining column showing the closing market price on the grant date. See Item 402(d)(2)(vii) of Regulation S-K.

RESPONSE: The referenced statement in footnote one to the grants of plan based awards table was in error to the extent that it states that the exercise price of the option awards was less than the closing market price per share on the grant date.

We hereby affirm that the referenced exercise price was equal to or greater than the closing market price per share on the grant date, and that we will correct this disclosure in all future filings.
Equity Compensation Plans, page 27
5.	We note that the heading to the fourth column of the table refers to the number of securities remaining available for future issuance (excluding securities reflected in column). Please specify what securities are excluded from this column.

RESPONSE: The excluded securities referenced in the fourth column of the table are those that are to be issued upon the exercise of outstanding options, warrants and rights as outlined in the second column of the same table.

We hereby affirm that we will clarify the disclosure in the parenthetical in the fourth column of the table in all future filings.
Financial Statements, page 61
Notes to Consolidated Financial Statements, page 69
Note 4 — Oil and Gas Property, page 85
6.	With regard to the costs of unproved properties not being amortized, disclose the current status of the significant properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 4-10(c)(7)(ii) of Regulation S-X.

RESPONSE: The Company’s unproved properties not being amortized are comprised of approximately 170,000 net acres of undeveloped leasehold interests that could result in over 4,000 potential drill sites. The exploration costs incurred to date are comprised of geological, geophysical, seismic and delay rental costs related to such acreage. Due to current commodity prices and liquidity constraints impacting the Company and the

United States Securities and Exchange Commission
June 22, 2009

industry, it is not expected that significant exploration and development activity will occur in 2009 and 2010. However, we believe that the majority of our unproved costs will become subject to depletion within the next five years, by proving up reserves relating to the acreage through exploration and development activities, by impairing the acreage that will expire before we can explore or develop it further, or making decisions that further exploration and development activity will not occur.

We hereby affirm that we will include additional disclosures to address the matters described above in future filings.
Note 18 — Legal Proceedings, page 100
7.	We note the disclosure indicating that Riverbend believes that any civil penalty that may be assessed in connection with a resolution of the air emission matter will not materially affect your financial position. Disclose the company’s beliefs with regard to the potential impact of this matter, including the potential impact on your results of operations and liquidity. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. See SAB Topic 5:Y, Question 2.

RESPONSE: Based on current information, the Company is unable to estimate a range of possible loss, if any; however we believe that the ultimate resolution of this matter will not materially impact its financial position or liquidity, although it is possible that an amount could be material to its operating results for a particular period. We hereby affirm that we will include disclosure to address the matters described above in future filings.
Note 19 — Supplemental Oil and Gas Reserve Information, page 109
8.	We note the disclosure indicating that [you] used a price of $15.33 per barrel of oil to determine your reserves as of December 31, 2008. Explain to us, in reasonable detail, how this price was determined.

RESPONSE: The oil price of $15.33 per barrel used in our reserves as of December 31, 2008 is the weighted average price of the two types of oil that are produced from our wells which are all located in Utah: Black Wax and Condensate (oil that is produced as the result of gas production).

United States Securities and Exchange Commission
June 22, 2009

The following presents a reconciliation of the December 31, 2008 NYMEX posted price to the price used in our reserve report:

Black Wax Oil Price	Price per Barrel
NYMEX 12/31/08 posted price	$44.60
Differential	(16.00)

Chevron Unita Basin 12/31/08 posted price	28.60
Transportation, oil quality and gravity	(5.00)

Net price used in reserve report	$23.60

Condensate Oil Price	Price per Barrel
NYMEX 12/31/08 posted price	$44.60
Differential	(20.52)

SW Wyoming Sweet 12/31/08 posted price	24.08
Transportation, oil quality and gravity	(9.75)

Net price used in reserve report	$14.33

The differential between the posted NYMEX price and the posted price in the production area reflects the current shortage of crude oil refining capacity along with limited oil export pipelines in the area.

9.	We note that your calculations of the standardized measure as of the years ended December 31, 2008 and 2006 do not include deductions for future income tax expenses. Explain to us your basis for this calculation. As part of your response, explain how your calculation complies with the requirements of SFAS 69, par. 30(c). In this regard, note that future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise’s proved oil and gas reserves.

RESPONSE: The calculations of the standardized measure of as of December 31, 2008 and 2006 do not include deductions for future income tax expenses because the tax basis of the properties involved and the future tax deductions, loss carryforwards, tax credits and allowances were greater than the net cash flows from the proved oil and gas reserves as of December 31, 2008 and 2006. The future income tax expenses were computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved and other deductions/carryforwards.

We hereby affirm that we will include such additional disclosures to address the matters described above in our discussion of the calculation of the standardized measure in all future filings.

United States Securities and Exchange Commission
June 22, 2009

     In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Commission have any questions or comments, please contact the undersigned at 303-483-004 or Caroline B. Blitzer of Vinson & Elkins L.L.P. at 212-237-0251.

Sincerely,

/s/ W. King Grant
W. King Grant
Chief Financial Officer and
Executive Vice President